Exhibit 12

[DATE], 2016

Western Asset Global Partners Income Fund Inc.

620 Eighth Avenue, 49th Floor

New York, New York 10018

Western Asset Global High Income Fund Inc.

620 Eighth Avenue, 49th Floor

New York, New York 10018

Re:	GDF/EHI Merger

Ladies and Gentlemen:

We have acted as counsel to Western Asset Global Partners Income Fund Inc. (“GDF”), a Maryland corporation, and Western Asset Global High Income Fund Inc. (“EHI”), a Maryland corporation, in connection with the Agreement and Plan of Merger dated [DATE], 2016 (the “Merger Agreement”), between GDF and EHI, pursuant to which GDF shall be merged with and into EHI with EHI surviving (the “Merger”), on the terms and conditions set forth in the Merger Agreement. The time at which the Merger becomes effective is hereafter referred to as the “Effective Time.” For purposes of this opinion, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement. This opinion is being delivered pursuant to Section 7.5 of the Merger Agreement.

-2-	[DATE], 2016

We have examined (i) the Merger Agreement, (ii) the registration statement on Form N-14 (Registration No [            ]) (the “Registration Statement”) filed by EHI with the Securities and Exchange Commission under the Securities Act of 1933, as amended and (iii) the representation letters of GDF and EHI, delivered to us in connection with this opinion (together, the “Representation Letters”). In addition, we have examined, and relied as to matters of fact upon, originals or copies, certified or otherwise identified to our satisfaction, of such records, agreements, documents and other instruments and made such other inquiries as we have deemed necessary or appropriate to enable us to render the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing., that (i) the Merger will be effected in accordance with the Merger Agreement,

In rendering such opinion, we have assumed, with your permission (ii) the statements concerning the Merger set forth in the Merger Agreement and the Registration Statement are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iii) the representations made by GDF and EHI in their respective Representation Letters are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, (iv) as to all representations made in the Merger Agreement or the Representation Letters pursuant to which any person or entity represents an affirmative intention to perform an action or to

-3-	[DATE], 2016

qualify for certain treatment, such action will be performed and qualification for such treatment will be achieved and (v) any representations made in the Merger Agreement or the Representation Letters “to the knowledge of”, or based on the belief of GDF and EHI or similarly qualified are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time, in each case without such qualification. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative interpretations, and judicial precedents, in each case, as of the date hereof. If there is any subsequent change in the applicable law or regulations, or if there are subsequently any new applicable administrative or judicial interpretations of the law or regulations, or if there are any changes in the facts or circumstances surrounding the Merger, the opinion expressed herein may become inapplicable.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Code and that GDF and EHI will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2. Except for consequences regularly attributable to a termination of GDF’s taxable year, no gain or loss will be recognized by GDF as a result of the Merger or upon the conversion of the shares of common stock, par value $0.001 per share, of GDF (the “GDF Common Shares”) into shares of common stock, par value $0.001 per share, of EHI (the “EHI Common Shares”).

3. No gain or loss will be recognized by EHI as a result of the Merger or upon the conversion of GDF Common Shares into EHI Common Shares.

-4-	[DATE], 2016

4. No gain or loss will be recognized by the holders of GDF Common Shares upon the conversion of their GDF Common Shares into EHI Common Shares, except to the extent such holders are paid cash in lieu of fractional EHI Common Shares in the Merger.

5. The tax basis of the GDF assets in the hands of EHI will be the same as the tax basis of such assets in the hands of GDF immediately prior to the consummation of the Merger.

6. Immediately after the Merger, the aggregate tax basis of the EHI Common Shares received by each holder of GDF Common Shares in the Merger (including that of fractional share interests purchased by EHI) will be equal to the aggregate tax basis of the GDF Common Shares owned by such shareholder immediately prior to the Merger.

7. A shareholder’s holding period for EHI Common Shares (including that of fractional share interests purchased by EHI) will be determined by including the period for which such shareholder held GDF Common Shares converted pursuant to the Merger, provided that such GDF Common Shares were held by such shareholder as capital assets.

8. EHI’s holding period with respect to GDF’s assets transferred pursuant to the Merger will include the period for which such assets were held by GDF.

9. The payment of cash to the holders of GDF Common Shares in lieu of fractional EHI Common Shares will be treated as though such fractional shares were distributed as part of the Merger and then redeemed by EHI with the result that the holder of GDF Common Shares will generally have a capital gain or loss to the extent the cash distribution differs from such shareholder’s basis allocable to the fractional EHI Common Shares.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Merger under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal law of the United States.

We hereby consent to the filing of this opinion as Exhibit 12 to the Registration Statement, and to the references to our firm name therein.

-5-	[DATE], 2016

Very truly yours,

SIMPSON THACHER & BARTLETT LLP